EXHIBIT 23.1

Consent of Independent Auditors

    As independent public accountants, we hereby consent to the inclusion of our audit report dated June 27, 2001, in the Form 8-K/A of Sangamo BioSciences Inc. dated August 17, 2001. It should be noted that we have performed no audit procedures subsequent to June 27, 2001, the date of our report, except with respect to the Cash flow statement, associated notes set forth in notes 15, 16 and 17, the post balance sheet events set out in note 19 and the US GAAP reconciliation set forth in note 22, as to which the date is August 17, 2001. Furthermore, we have not audited any financial statements of Gendaq Limited as of any date or of any period subsequent to December 31, 2000.

    /s/ ARTHUR ANDERSEN

    Cambridge, England

    August 17, 2001